Exhibit 99.1

Wix Reports Fourth Quarter and Full Year 2019 Results

●	Successful year topped by accelerating growth in Q4 collections, up 29% Y/Y and up 30% Y/Y on an FX-neutral basis, and record free cash flow

o	Q4’19 revenue of $204.6 million, up 25% Y/Y; FY’19 revenue of $761.1 million, up 26% Y/Y

o	Q4’19 collections of $226.7 million, up 29% Y/Y; FY’19 collections of $832.5 million, up 26% Y/Y

o	FY’19 collections on a Y/Y FX-neutral basis were $844.5 million, up 28% Y/Y

o	Q4’19 free cash flow of $37.5 million, up 15% Y/Y; FY’19 free cash flow of $127.5 million, up 25% Y/Y

●	Expected to surpass $1 billion in collections in 2020 -- guidance reflects success of investments in growth and strong momentum of new product initiatives

●	Introduced Editor X, the most innovative web design and creation platform giving web agencies and designers the most advanced design and layouting capabilities available today

●	Now presenting revenue, collections and cost of revenue in two segments and introducing a new KPI to provide better transparency regarding our business

NEW YORK, February 20, 2020 -- Wix.com Ltd. (Nasdaq: WIX) today reported strong financial results for the fourth quarter and full year ended December 31, 2019. In addition, the Company provided its initial outlook for the first quarter and full year 2020.

“The fourth quarter was the culmination of a phenomenal year at Wix. We continue to evolve from a  website builder to a comprehensive web creation and business solutions platform,” said Avishai Abrahami, Co-founder and CEO of Wix. “The unveiling of Editor X was a major milestone for Wix and has laid the groundwork for expanding our reach in the professional market in 2020. We believe that we have never been better positioned for the future.”

Lior Shemesh, CFO of Wix, said, “Our results in the fourth quarter closed out a record year of revenue, collections and free cash flow generation for Wix. The guidance we are providing reflects that momentum continuing into 2020 and our confidence in our ability to continue to deliver strong growth for years to come.”

New Financial Disclosures
For increased transparency, beginning this quarter we will present revenue, collections and cost of revenue in two segments: Creative Subscriptions and Business Solutions.

In addition, for the first time we are providing Annualized Recurring Revenue (ARR)1 as the primary KPI for the growth of our Creative Subscriptions segment. We believe this new financial reporting provides improved clarity regarding our top line growth and gross margins and is a better metric for modeling our business.

ARR for Creative Subscriptions Revenue as of December 31, 2019 was $707.2 million, up 21% Y/Y

1Annualized Recurring Revenue (ARR) is calculated as Monthly Recurring Revenue (MRR) multiplied by 12. MRR is calculated as all active Creative Subscriptions in effect on the last day of the period, multiplied by the monthly revenue of such Creative  Subscriptions, as well as monthly revenue from agreements with partners

FY 2019 Financial Summary

	Twelve months ended December 31
$ in thousands	2018	2019	Y/Y growth	Prior FY 2019 Outlook
Creative Subscriptions Revenue	$525,350	$644,491	23%
Business Solutions Revenue	$78,354	$116,597	49%
Total Revenue	$603,704	$761,088	26%	$761 - $763 million

Creative Subscriptions Collections	$580,119	$711,763	23%
Business Solutions Collections	$78,266	$120,722	54%
Total Collections	$658,385	$832,485	26%	$828 - $831 million

Net Cash Provided by Operating Activities	$115,709	$149,564	29%

Free Cash Flow	$101,633	$127,498	25%	$124 - $126 million

Q4 2019 Financial Summary

	Three months ended
	December 31,
$ in thousands	2018	2019	Y/Y growth	Prior Q4 2019 Outlook
Creative Subscriptions Revenue	$143,621	$171,355	19%
Business Solutions Revenue	$20,576	$33,233	62%
Total Revenue	$164,197	$204,588	25%	$204 - $206 million

Creative Subscriptions Collections	$155,668	$190,805	23%
Business Solutions Collections	$20,390	$35,878	76%
Total Collections	$176,058	$226,683	29%	$222 - $225 million

Net Cash Provided by Operating Activities	$36,055	$41,237	14%
Free Cash Flow	$32,664	$37,471	15%

Additional FY 2019 Results and Highlights

●
Currency was a headwind to top line growth throughout the year. Had FX rates remained constant year over year, revenue would have been ~$8 million higher, or $768.9 million, up 27% y/y and collections would have been ~$12 million higher, or $844.5 million, up 28% y/y

●	Total gross margin on a GAAP basis for the full year 2019 was 74%, compared to 79% in 2018

o	Creative Subscriptions gross margin on a GAAP basis for the full year 2019 was 81%, compared to 84% in 2018

o	Business Solutions gross margin on a GAAP basis for the full year 2019 was 35%, compared to 46% in 2018

●	Total gross margin on a non-GAAP basis for the full year 2019 was 75%, compared to 80% in 2018

o	Creative Subscriptions gross margin on a non-GAAP basis for the full year 2019 was 82%, compared to 85% in 2018

o	Business Solutions gross margin on a non-GAAP basis for the full year 2019 was 37%, compared to 48% in 2018

●	GAAP net loss for the full year 2019 was $(86.4) million, or $(1.71) per share, compared to a net loss of $(37.1) million, or $(0.77), per share in 2018

●	Non-GAAP net income for the full year 2019 was $59.1 million, or $1.17 per share, compared to a non GAAP net income of $51.3 million, or $1.07 per share in 2018

●
Net cash provided by operating activities for the full year 2019 was $149.6 million, while capital expenditures totaled $22.1 million, leading to free cash flow of $127.5 million, compared to $101.6 million of free cash flow in 2018, a 25% year-over-year increase

Additional Q4 2019 Results and Highlights

●	Total gross margin on a GAAP basis in the fourth quarter of 2019 was 72%, compared to 79% in the fourth quarter of 2018

o	Creative Subscriptions gross margin on a GAAP basis was 80%, compared to 84% in the fourth quarter of 2018

o	Business Solutions gross margin on a GAAP basis was 28%, compared to 46% in the fourth quarter of 2018

●	Total non-GAAP gross margin in the fourth quarter of 2019, calculated as non-GAAP gross profit as a percent of revenue, was 74%, compared to 80% in the fourth quarter of 2018

o	Creative Subscriptions gross margin on a non-GAAP basis was 81%, compared to 84% in the fourth quarter of 2018

o	Business Solutions gross margin on a non-GAAP basis was 34%, compared to 47% in the fourth quarter of 2018

●	GAAP net loss in the fourth quarter of 2019 was $(21.6) million, or $(0.42) per share, compared to a net loss of $(5.8) million, or $(0.12) per share, for the fourth quarter of 2018

●	Non-GAAP net income in the fourth quarter of 2019 was $19.9 million, or $0.39 per share, compared to non-GAAP net income of $20.8 million, or $0.42 per share for the fourth quarter of 2018

●
Net cash provided by operating activities in the fourth quarter of 2019 was $41.2 million, while capital expenditures totaled $3.8 million, leading to free cash flow of $37.5 million, compared to $32.7 million of free cash flow in the fourth quarter of 2018, a 15% year-over-year increase

●
Added 89,000 net premium subscriptions in the fourth quarter of 2019 to reach 4.5 million as of December 31, 2019, a 13% increase over the total number of premium subscriptions at the end of the fourth quarter of 2018

●
Added 5.8 million registered users in the fourth quarter of 2019. Registered users as of December 31, 2019 were 165 million, representing a 16% increase compared to the end of the fourth quarter of 2018

Recent Business Highlights

●
Unveiled website creation platform, Editor X: In February, Wix introduced Editor X, a new website creation platform that offers advanced design and layouting capabilities specifically targeted to designers and web agencies. The wide, flexible new canvas allows the use of modern CSS technologies, including Flexbox and Grid, all with precise drag and drop, so designers and web creators can control the exact position and styling of elements at every viewport.

●
Opened a new expanded office space in New York City: The new location will house sales team members and agency relations for the Wix Partner Program, product and marketing teams, as well as HR and operations staff. Additionally, the Wix Playground Academy will hold its annual design academy at this address as well as hosting classes, workshops, lectures and partner events.

Financial Outlook

Wix is introducing its outlook for the full year 2020:

	FY 2020 Outlook	Y/Y growth
Revenue	$946 - $956 million	24% - 26%
Collections	$1,020 - $1,035 million	23% - 24%
Free Cash Flow	$155 - $162 million	22% - 27%
Free Cash Flow (excluding $8-9M in capex for future Wix HQ office build out)	$163 - $171 million	28% - 34%

Wix is also introducing its outlook for the first quarter 2020:

	Q1 2020 Outlook	Y/Y growth
Revenue	$215 - $217 million	23% - 25%
Collections	$247 - $249 million	23% - 24%

Conference Call and Webcast Information

Wix will host a conference call at 8:30 a.m. ET on Thursday, February 20, 2020 to answer questions about the financial and operational performance of the business for the fourth quarter ended December 31, 2019. The conference call will include a brief statement by management and will focus on answering questions about our results during the quarter. To enhance the Q&A portion of this call, the Company has posted a shareholder update and supporting slides to its Investor Relations website at https://investors.wix.com/. These materials provide shareholders and analysts with additional detail for analyzing results in advance of the quarterly conference call.

To participate on the live call, analysts and investors should dial +1-877-667-0467 (US/ Canada), +1-346-354-0953 (International) or 1-809-315-362 (Israel) at least ten minutes prior to the start time of the call and reference Conference ID 3793195. A telephonic replay of the call will be available through February 27, 2020 at 11:30 a.m. ET by dialing +1-855-859-2056 and providing Conference ID 3793195.

Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company's website at https://investors.wix.com/.

About Wix.com Ltd.

Learn more: Wix.com, in our Press Room and on our Investor Relations site

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Download: Wix App is available for free on Google Play and in the App Store

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S.  GAAP,  Wix  uses  the  following  non-GAAP  financial   measures:   collections,   cumulative   cohort collections, collections  on  a  constant  currency  basis,  revenue  on  a  constant  currency  basis,  non-GAAP  gross  margin,  non-GAAP  operating  income  ,  non-GAAP  net   income   ,  non-GAAP  net  income  per  share  and  free  cash  flow (collectively the "Non-GAAP financial measures"). Collections represent  the  total  cash  collected  by  us  from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period.  Non-GAAP  gross  margin  represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided  by  revenue.  Non-GAAP operating income represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of  share-based  compensation  expense,  amortization,  acquisition-related  expenses  and  sales tax expense  accrual. Non-GAAP  net  income  represents  net  loss  calculated  in  accordance  with  GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual, amortization of  debt  discount  and  debt  issuance  costs  and  acquisition-related  expenses  and non-operating foreign exchange expenses (income). Non-GAAP net income per share represents non-GAAP net income divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures.

The presentation of this financial  information  is  not  intended  to  be considered in isolation or as a substitute for, or superior to, the financial information  prepared  and  presented  in  accordance  with  GAAP.  The  Company uses these non-GAAP financial measures for financial and operational decision  making  and  as  a means to  evaluate  period-to-period  comparisons.  The  Company  believes  that  these  measures  provide  useful information about operating results, enhance  the overall understanding of past financial performance  and  future  prospects,  and  allow  for  greater  transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the  non-GAAP  financial  measures,  please  see  the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures  that  are  most  directly  comparable  to  non-GAAP  financial  measures  and  the  related reconciliations between these financial measures. The Company  has  not  reconciled  its  free  cash  flow  guidance to net cash provided  by  operating  activities  because  net  cash  provided  by  operating  activities  is not accessible on a forward-looking  basis.  Items  that  impact  net  cash  provided  by  operating  activities  are out of the Company's control and/or cannot  be  reasonably  predicted.  Accordingly,  a  reconciliation  to  net cash provided by operating activities  is  not  available  without  unreasonable  effort.  The  Company  has  also  not reconciled future collections over the next eight years  from  existing  user  cohorts.  Items  that  impact  future revenue and deferred revenue  over  an  eight  year  period  cannot  be  reasonably  predicted.  Accordingly, a reconciliation to revenue is not available without unreasonable effort.

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, collections and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the full year guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions including through the launch of our Wix Partner Program; our ability to create new and higher monetization opportunities from our premium subscriptions; our ability to enter into new markets, and attract new customer segments, and our ability to successfully enter into partnership agreements; our ability to maintain and enhance our brand and reputation; our prediction of the future collections generated by our user cohorts; our share repurchases made pursuant to our share repurchase plan; our ability to manage the growth of our infrastructure effectively; our ability to effectively execute our initiatives to scale and improve our user support function, including through the recent expansion of our Customer Solutions organization by engaging additional agents around the world to provide 24/7 support in nine different languages; the success of our sales efforts; customer acceptance and satisfaction of new products and other challenges inherent in new product development; changes to technologies used in our solutions; or changes in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2018 annual report on Form 20-F filed with the Securities and Exchange Commission on April 9, 2019. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Maggie O’Donnell
investors.wix.com
ir@wix.com
914-267-7390

Media Relations:
Rona Davis
Wix Press Room
ronadt@wix.com

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2019	2018	2019
	(unaudited)		(audited)	(unaudited)
Revenue
Creative Subscriptions	$143,621	$171,355	$525,350	$644,491
Business Solutions	20,576	33,233	78,354	116,597
	164,197	204,588	603,704	761,088

Cost of Revenue
Creative Subscriptions	23,302	33,420	84,752	120,905
Business Solutions	11,187	23,815	42,195	76,002
	34,489	57,235	126,947	196,907

Gross Profit	129,708	147,353	476,757	564,181

Operating expenses:
Research and development	54,558	66,634	198,912	250,791
Selling and marketing	61,065	74,809	249,178	307,718
General and administrative	16,258	23,602	59,297	85,922
Total operating expenses	131,881	165,045	507,387	644,431
Operating loss	(2,173)	(17,692)	(30,630)	(80,250)
Financial expenses, net	(1,688)	(2,553)	(2,794)	(3,621)
Other income (expenses)	(590)	(94)	(489)	55
Loss before taxes on income	(4,451)	(20,339)	(33,913)	(83,816)
Taxes on income	1,302	1,234	3,207	2,598
Net loss	$(5,753)	$(21,573)	$(37,120)	$(86,414)

Basic and diluted net loss per share	$(0.12)	$(0.42)	$(0.77)	$(1.71)
Basic and diluted weighted-average shares used to compute net loss per share	49,053,599	51,321,155	48,017,188	50,504,698

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	December 31,
	2018	2019
Assets	(audited)	(unaudited)
Current Assets:
Cash and cash equivalents	$331,057	$268,103
Short term deposits	349,619	294,096
Restricted cash and deposit	1,149	1,149
Marketable securities	22,992	164,301
Trade receivables	13,528	16,987
Prepaid expenses and other current assets	11,939	20,859
Total current assets	730,284	765,495

Long Term Assets:
Property and equipment, net	21,947	31,706
Marketable securities	47,225	177,298
Prepaid expenses and other long-term assets	3,065	8,278
Intangible assets and goodwill, net	42,229	37,641
Operating lease assets	-	79,249
Total long-term assets	114,466	334,172

Total assets	$844,750	$1,099,667

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$45,567	$37,687
Employees and payroll accruals	32,036	41,938
Deferred revenues	227,226	289,148
Accrued expenses and other current liabilities	35,564	56,464
Operating lease liabilities	-	18,949
Total current liabilities	340,393	444,186

Long term deferred revenues	12,494	21,969
Long term deferred tax liability	602	1,585
Convertible senior notes	337,777	358,715
Long term loan	1,219	1,219
Other long term liabilities	-	-
Long term operating lease liabilities	-	64,244
Total long term liabilities	352,092	447,732

Total liabilities	692,485	891,918

Shareholders' Equity
Ordinary shares	88	94
Additional paid-in capital	472,239	611,083
Other comprehensive loss	(1,691)	1,357
Accumulated deficit	(318,371)	(404,785)
Total shareholders' equity	152,265	207,749

Total liabilities and shareholders' equity	$844,750	$1,099,667

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2019	2018	2019
	(unaudited)		(audited)	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(5,753)	$(21,573)	$(37,120)	$(86,414)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,418	3,347	8,724	12,126
Amortization	732	2,385	2,784	4,588
Share based compensation expenses	20,127	28,473	72,330	109,337
Amortization of debt discount and debt issuance costs	5,039	5,353	10,004	20,938
Decrease (increase) in accrued interest and exchange rate on short term and long term deposits	807	17	(583)	748
Amortization of premium and discount and accrued interest on marketable securities, net	(185)	(247)	(99)	(346)
Deferred income taxes, net	(213)	748	(959)	935
Changes in operating lease right-of-use assets	-	18,225	-	18,225
Changes in operating lease liabilities	-	(15,376)	-	(15,376)
Decrease (increase) in trade receivables	877	(956)	(2,128)	(3,459)
Decrease (increase) in prepaid expenses and other current and long-term assets	6,372	7,656	(3,665)	(5,168)
Increase (decrease) in trade payables	5,367	(11,166)	10,933	(7,560)
Increase (decrease) in employees and payroll accruals	(3,220)	(4,563)	2,843	7,781
Increase in short term and long term deferred revenues	11,861	22,095	54,681	71,397
Increase (decrease) in accrued expenses and other current liabilities	(8,174)	6,819	(2,036)	21,812
Net cash provided by operating activities	36,055	41,237	115,709	149,564
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	88,999	103,000	204,125	348,775
Investment in short-term deposits and restricted deposits	(113,200)	(93,000)	(437,979)	(296,100)
Investment in marketable securities	(6,306)	(138,191)	(58,963)	(402,774)
Proceeds from marketable securities	5,261	71,603	21,054	132,905
Purchase of property and equipment	(3,312)	(3,650)	(13,684)	(21,427)
Capitalization of software development costs	(79)	(116)	(392)	(639)
Investment in other long-term assets	-	(191)	(500)	(891)
Purchases of investments in privately-held companies	(1,250)	(3,600)	(1,250)	(3,862)
Net cash used in investing activities	(29,887)	(64,145)	(287,589)	(244,013)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	4,923	7,853	32,896	31,495
Proceeds from issuance of convertible senior notes	-	-	442,750	-
Payments of debt issuance costs	-	-	(12,601)	-
Purchase of capped call	-	-	(45,338)	-
Net cash provided by financing activities	4,923	7,853	417,707	31,495
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,091	(15,055)	245,827	(62,954)
CASH AND CASH EQUIVALENTS—Beginning of period	319,966	283,158	85,230	331,057
CASH AND CASH EQUIVALENTS—End of period	$331,057	$268,103	$331,057	$268,103

Wix.com Ltd. KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Creative Subscriptions	143,621	171,355	525,350	644,491
Business Solutions	20,576	33,233	78,354	116,597
Total Revenue	$164,197	$204,588	$603,704	$761,088

Creative Subscriptions	155,668	190,805	580,119	711,763
Business Solutions	20,390	35,878	78,266	120,722
Total Collections	$176,058	$226,683	$658,385	$832,485

Free Cash Flow	$32,664	$37,471	$101,633	$127,498
Number of registered users at period end (*)	142,439	165,341	142,439	165,341
Number of premium subscriptions at period end (*)	3,983	4,499	3,983	4,499

(*) Excludes users and subscriptions of DeviantArt

Wix.com Ltd. RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Revenues	$164,197	$204,588	$603,704	$761,088
Change in deferred revenues	11,861	22,095	54,681	71,397
Collections	$176,058	$226,683	$658,385	$832,485

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Creative Subscriptions Revenue	$143,621	$171,355	$525,350	$644,491
Change in deferred revenues	12,047	19,450	54,769	67,272
Creative Subscriptions Collections	$155,668	$190,805	$580,119	$711,763

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Business Solutions Revenue	$20,576	$33,233	$78,354	$116,597
Change in deferred revenues	(186)	2,645	(88)	4,125
Business Solutions Collections	$20,390	$35,878	$78,266	$120,722

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
(1) Share based compensation expenses:
Cost of revenues	$1,150	$1,582	$4,418	$5,854
Research and development	11,090	14,900	39,417	56,161
Selling and marketing	2,779	4,614	9,770	18,458
General and administrative	5,108	7,377	18,725	28,864
Total share based compensation expenses	20,127	28,473	72,330	109,337
(2) Amortization	732	2,385	2,784	4,588
(3) Acquisition related expenses	125	1,868	2,760	2,485
(4) Amortization of debt discount and debt issuance costs	5,039	5,353	10,004	20,938
(5) Sales tax accrual	-	2,135	-	5,309
(6) Non-operating foreign exchange expenses (income)	-	1,257	-	2,905
(6) Loss on investment in other long term assets	500	-	500	-
Total adjustments of GAAP to Non GAAP	$26,523	$41,471	$88,378	$145,562

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Gross Profit	$129,708	$147,353	$476,757	$564,181
Share based compensation expenses	1,150	1,582	4,418	5,854
Amortization	142	1,526	568	1,951
Non GAAP Gross Profit	131,000	150,461	481,743	571,986

Non GAAP Gross margin	80%	74%	80%	75%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$120,319	$137,935	$440,598	$523,586
Share based compensation expenses	1,018	1,334	3,904	4,994
Amortization	-	-	-	-
Non GAAP Gross Profit - Creative Subscriptions	121,337	139,269	444,502	528,580

Non GAAP Gross margin - Creative Subscriptions	84%	81%	85%	82%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$9,389	$9,418	$36,159	$40,595
Share based compensation expenses	132	248	514	860
Amortization	142	1,526	568	1,951
Non GAAP Gross Profit - Business Solutions	9,663	11,192	37,241	43,406

Non GAAP Gross margin - Creative Subscriptions	47%	34%	48%	37%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING INCOME
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Operating loss	$(2,173)	$(17,692)	$(30,630)	$(80,250)
Adjustments:
Share based compensation expenses	20,127	28,473	72,330	109,337
Amortization	732	2,385	2,784	4,588
Sales tax accrual	-	2,135	-	5,309
Acquisition related expenses	125	1,868	2,760	2,485
Total adjustments	$20,984	$34,861	$77,874	$121,719

Non GAAP operating income	$18,811	$17,169	$47,244	$41,469

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET INCOME AND NON-GAAP NET INCOME PER SHARE
(In thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Net loss	$(5,753)	$(21,573)	$(37,120)	$(86,414)
Share based compensation expense and other Non GAAP adjustments	26,523	41,471	88,378	145,562
Non-GAAP net income	$20,770	$19,898	$51,258	$59,148

Basic Non GAAP net income per share	$0.42	$0.39	$1.07	$1.17
Weighted average shares used in computing basic Non GAAP net income\ per share	49,053,599	51,321,155	48,017,188	50,504,698

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Net cash provided by operating activities	$36,055	$41,237	$115,709	$149,564
Capital expenditures, net	(3,391)	(3,766)	(14,076)	(22,066)
Free Cash Flow	$32,664	$37,471	$101,633	$127,498

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2019	2018	2019
	(unaudited)		(unaudited)

Basic and diluted weighted average number of shares outstanding	49,053,599	51,321,155	48,017,188	50,504,698
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	7,676,713	7,447,519	7,676,713	7,447,519
Restricted share units	2,090,512	2,125,440	2,090,512	2,125,440
	58,820,824	60,894,114	57,784,413	60,077,657

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS (In thousands)

	Three Months Ended		Year Ending
	March 31, 2020		December 31, 2020
	Low	High	Low	High

Projected revenues	215,000	217,000	946,000	956,000
Projected change in deferred revenues	32,000	32,000	74,000	79,000
Projected Collections	$247,000	$249,000	$1,020,000	$1,035,000